

August 9, 2011

<u>Via E-mail</u>
Mr. John Paulsen
Chairman, Chief Executive and Financial Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

> **Re:** **Rotate Black, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed November 8, 2010**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009, December 31,**
> **2009, March 31, 2010 and December 31, 2010**
> **Filed November 17, 2009, February 16, 2010, May 17, 2010 and**
> **February 15, 2011**
> **File No. 333-44315**

Dear Mr. Paulsen:

We issued comments to you on the above captioned filings on July 25, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 22, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 22, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions. You may also contact Ramin Olson, Attorney Advisor, at (202) 551-3331 or Mara Ransom, Legal Branch Chief, at (202) 551-3264.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief